UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 154th MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 30 2010

1. DATE, TIME AND PLACE: June 30 (thirty) 2010 at 9:00 a.m. (nine), at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the Members of the Board:

(i)           Took cognizance of the activities of the Board Advisory Committees and the Work Commissions during the month of June;

(ii)          Debated the principal facts relating to the Company’s businesses in the month of May 2010 with the Chief Executive Officer;

(iii)         Approved the minutes of the 153rd of the Meeting of the Board of Directors held on May 26 2010;

(iv)         Recommended that Company’s representatives with seats on the management bodies of the controlled companies vote favorably to approve the following matters: (a) Companhia Paulista de Força e Luz (“CPFL Paulista”),

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

           Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”): DECLARATION OF INTEREST ON CAPITAL (Resolutions of the Board of Executive Officers numbers 2010079, 2010061, 20101737, 2010064, 2010041, 2010042, 2010043, 2010043, 2010042 and 2010047); and (b) RGE: CONTRACTING OF CONTINUOUS SERVICES OF CONTRACTING AND PROGRAMMED MAINTENANCE OF URBAN AND RURAL LINES AND NETWORKS FOR ENERGY DISTRIBUTION (Board of Executive Officers Resolution number 20101739), recording that this matter was previously examined by the Management Processes Committee.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was declared closed, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary.  Murilo Cesar Lemos dos Santos Passos, Robson Rocha, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Ricardo Carvalho Giambroni, Martin Roberto Glogowsky, Ana Dolores M. Carneiro de Novaes and Gisélia Silva, Secretary.

This is a free English translation of the extract from the original minutes drafted to the Minutes Register

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.